April 11, 2007
Mr. Terence S. O’Brien
United States Securities and Exchange Commission
100 F Street, N.E. Stop 7010
Washington, D.C. 20549
RE:	Global Employment Holdings, Inc. (the “Company”) Item 4.02 Form 8-K Filed March 26, 2007 File No. 000-51737
Dear Mr. O’Brien:
In response to your letter dated April 4, 2007 and on behalf of the Company, set forth below is our response to the comment contained in your letter.
1.	We note your response to prior comment 2, and it still remains unclear how you determined it is appropriate to use an expected life shorter than the contractual life, given the guidance in paragraph A26 of SFAS 123R. As discussed in SAB Topic 14, it is generally appropriate to apply the guidance in SFAS 123R to transactions with non-employees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in SFAS123R is inconsistent with the terms of the instrument issued. Please tell us if there are any exceptional terms of your financial instruments that affect the accounting treatment, such as restrictions on the ability to transfer the instruments. We also note your response refers to “historical evidence of comparable instruments.” Please provide us with your detailed, factual analysis of comparable instruments that objectively supports an accounting treatment other than that suggested by the accounting literature. Finally, provide us with an analysis of the impact of your proposed change on the financial statements for all interim and annual periods affected.
Our response:
Upon further review of the authoritative literature and guidance and other accounting professional guidance, we have determined that it is appropriate to utilize the contractual term of the underlying instruments in the valuation. As such, no analysis of the impact of the proposed change is provided.
2.	We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We will amend the form 8-K as appropriate on or about April 13, 2007.
Sincerely,
/s/ Dan Hollenbach
Dan Hollenbach
Chief Financial Officer